Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Co-Chief Financial Officer,
Chief Strategy Officer,
Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES THE FILING OF ITS 2024
ANNUAL REPORT ON FORM 20-F

ATHENS, GREECE, March 24, 2025 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today announced that it has filed its 2024 Annual Report on Form 20-F with the United States Securities and Exchange Commission. The Annual Report is available for download on the Company's website, www.dianashippinginc.com. Any shareholder may receive a hard copy of the Company’s complete Annual Report, which includes the Company’s 2024 audited financial statements, free of charge upon request.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.